Exhibit 99.1

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this "Agreement") is entered into as of December 7, 2018, between Nordic American Offshore Ltd., a Bermuda company (the "Company") and Scorpio Offshore Investments Inc., a Marshall Islands corporation (the "Buyer").
RECITALS
WHEREAS, the Company wishes to sell 11,754,748 newly issued common shares, par value $0.01 (the "Shares") to the Buyer, and the Buyer desires to purchase the Shares from the Company, on the terms and conditions contained herein.
NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants and agreements stated herein, the parties agree as follows:
ARTICLE I

 DEFINITIONS
Capitalized terms used in this Agreement have the meanings specified in (a) the preamble, (b) the recitals, (c) Article I or (d) elsewhere in this Agreement, as the case may be:
"Business Day" means any day other than a Saturday, Sunday or other day on which banking institutions in New York, New York, the Netherlands and Monaco are authorized or obligated by law, regulation or executive order to close.
"Exchange Act" means the Securities Exchange Act of 1934, as amended.
"Facility Agreement" means the USD 150,000,000 Revolving Credit Facility agreement dated March 16, 2015 between the Company, Blue Power Limited, Nordic American Offshore (UK) Ltd., DNB Bank ASA, and the financial institutions listed in Part I of Schedule 1 therein and Part II of Schedule 1 therein.
"Governmental Body" means any (a) nation, state, county, city, town, village, district, or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), (d) multinational governmental organization or body, or (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.
"Laws" means all statutes, treaties, codes, ordinances, decrees, rules, regulations, municipal bylaws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, policies, certificates, codes, licenses, permits, approval, guidelines, voluntary restraints, inspection reports, or any provisions of such laws, including general principles of common law and equity and the requirements of all Governmental Bodies, binding or affecting the Person referred to in the context in which such word is used; and "Law" means any one of them.
"Lien" means, with respect to the Shares (whether the same is consensual or nonconsensual or arises by contract, operation of law, legal process or otherwise): (i) any mortgage, lien, security interest, pledge, attachment, levy or other charge or encumbrance of any kind thereupon or in respect thereof or (ii) any other arrangement under which the same is transferred, sequestered or otherwise identified with the intention of subjecting the same to, or making the same available for, the payment or performance of any liability in priority to the payment of the ordinary, unsecured creditors, and which under applicable law has the foregoing effect, including any "adverse claim" (as Section 8-102(a) of each applicable Uniform Commercial Code defines that term).
"Person" means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, government or agency or subdivision thereof or any other entity.
"SEC" means the Securities and Exchange Commission.
"Securities Act" means the Securities Act of 1933, as amended.

ARTICLE II

 PURCHASE OF SHARES; CLOSING
Section 2.1          Purchase of Shares. Upon the terms and subject to the conditions of this Agreement, and on the basis of the representations and warranties hereinafter set forth, at the Closing, the Company shall sell, transfer, convey, assign and deliver to the Buyer, and the Buyer shall acquire and purchase from the Company, the Shares at a price per Share equal to $0.4254.  At or prior to the Closing, the Company shall deliver or cause to be delivered to the Buyer and the Buyer shall deliver or cause to be delivered to the Company duly executed copies of the Exclusivity and Standstill Agreement to which the Company, the Buyer and certain shareholders of the Company are party, duly executed by the Company as of the Closing Date.
Section 2.2          Closing. The closing of the transaction contemplated hereby (the "Closing") shall take place within five (5) days following the execution hereof or as otherwise agreed in writing by the Company and the Buyer at such time and place upon which the Buyer and the Company shall agree. The date on which the Closing is held is referred to in this Agreement as the "Closing Date." The parties need not be present in person at Closing, and documents may be delivered through counsel.
Section 2.3          Purchase Price. The aggregate Purchase Price (the "Purchase Price") payable to the Company for the Shares shall be Five Million United States Dollars ($5,000,000.00) representing a purchase price of $0.4254 per share, which is a twenty per cent (20%) discount to the trailing ten (10) day Bloomberg VWAP price for the period ending on December 4, 2018.
Section 2.4          Delivery. At the closing, the Company shall deliver the Shares against payment of the Purchase Price in immediately available funds.
ARTICLE III

 REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company hereby represents and warrants to the Buyer as follows:
Section 3.1          Authorization. (a)  The Company has full corporate power and authority under its governing documents and has taken all necessary action to authorize it to execute and deliver this Agreement, to consummate the transactions contemplated herein and to take all actions required to be taken by it pursuant to the provisions hereof.
(b)          This Agreement constitutes the valid and binding obligation of the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors' rights generally and to the principles of equity (whether enforcement is sought in a proceeding in equity or at law).
(c)          The Company and each of its subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.  Neither the Company nor any subsidiary is in violation nor default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents, and is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and the subsidiaries, taken as a whole (a "Material Adverse Effect").
(d)          The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the transactions contemplated hereby other than (i) application(s) to each applicable trading market for the listing of the Shares for trading thereon in the time and manner required thereby, (ii) such filings as are required to be made under applicable state securities laws and (iii) such filings as have been made or will be made at or prior to the Closing Date.

Section 3.2          The Shares. (a) The Shares have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, free and clear of all Liens, and the Shares are not and at Closing will not be subject to any agreements or understandings with respect to the voting or transfer of any of the Shares.
(b)          (i) The Company will have taken all steps necessary and satisfactory, in  the reasonable opinion of the Buyer, to ensure that, at the Closing, the Buyer shall not, as a result of the transactions contemplated by this Agreement, be prohibited from entering into a Business Combination (as defined in the By-Laws) or other transaction with the Company or any subsidiary of the Company at any time pursuant to Article 49 of the Company's amended and restated By-laws, (ii) there are no current, and at Closing there will not be any, outstanding subscriptions, options, convertible securities, warrants or calls or preemptive rights of any kind issued or granted by, or binding upon, the Company to purchase or otherwise acquire or to sell or otherwise dispose of the Shares or any interest in them, and (iii) there are no other share ownership restrictions or limitations except such restrictions set forth in the Facility Agreement and which restrictions have been waived or will be waived prior to the Closing.
 Section 3.3          Non-Contravention.  Neither the execution and delivery of this Agreement or any documents executed in connection herewith, nor the consummation of the transactions contemplated herein or therein, does or shall:
(a)          violate, conflict with, result in a breach of or require notice or consent under (i) any Law, (ii) the governing documents of the Company or (iii) any provision of any agreement or instrument to which the Company is a party;
(b)          contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of such transactions or to exercise any remedy or obtain any relief under, any Law to which the Company or the Shares is subject;
(c)          require notice to or consent of any Governmental Body; or
(d)          result in the imposition or creation of any Lien upon or with respect to the Shares.
Section 3.4          Validity. There is no investigation, claim, proceeding or litigation of any type pending or, to the knowledge of the Company, threatened, to which the Company is a party that (i) questions or involves the validity or enforceability of any of the Company's obligations under this Agreement or (ii) seeks (or reasonably might be expected to seek) (A) to prevent or delay the consummation by the Company of the transactions contemplated by the Agreement or (B) damages in connection with any such consummation.
Section 3.5          Litigation. There is no material investigation, claim, proceeding or litigation pending or, to the knowledge of the Company, threatened against the Company.
Section 3.6           Facility Agreement. Assuming the payment of the Purchase Price by the Buyer for the issuance of the Shares, the Company will have fulfilled all conditions for the Company to receive a waiver until February 6, 2019, for a breach of any financial covenant set out in Clause 23 and the Minimum Total Market Value Covenant set out in Clause 25.4 of the Facility Agreement, except in the case where the Company's liquidity falls below zero, in which case the Company shall procure that the Agent (as defined in the Facility Agreement), will give the investor shareholder five (5) Business Days' written notice with an opportunity to cure such breach before commencing any enforcement action. Such notice with opportunity to cure (if at all possible to cure) will also be given in the case of any breach of covenants other than such covenants as are waived according to the above.
Section 3.7          SEC Reports. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the "SEC Reports") on a timely basis.  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved ("GAAP"), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

Section 3.8          Certain Fees.  No brokerage or finder's fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by this Agreement, except for such fees and arrangements as are set forth in that certain engagement letter between the Company and Clarksons Platou Securities AS dated as of November 26, 2018.
ARTICLE IV

 REPRESENTATIONS AND WARRANTIES OF THE BUYER
The Buyer represents and warrants to the Company as follows:
Section 4.1          Authorization. The Buyer has full corporate and other power and authority under its governing documents, and the board of directors and shareholders have taken all necessary action to authorize, execute and deliver this Agreement, to consummate the transactions contemplated herein and to take all actions required to be taken by it pursuant to the provisions hereof or thereof, and this Agreement constitutes the valid and binding obligation of the Buyer, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors' rights generally and to the principles of equity (whether enforcement is sought in a proceeding in equity or at law).
Section 4.2          Non-Contravention. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein or therein, does or shall violate, conflict with or result in breach of, or require notice or consent under, any Law, the governing documents of the Buyer nor any provision of any agreement or instrument to which the Buyer is a party.
Section 4.3          Validity. There is no investigation, claim, proceeding or litigation of any type pending or, to the knowledge of the Buyer, threatened to which the Buyer is a party that (i) questions or involves the validity or enforceability of the Buyer's obligations under this Agreement or (ii) seeks (or reasonably might be expected to seek) (A) to prevent or delay the consummation by the Buyer of the transactions contemplated by this Agreement or (B) damages in connection with any such consummation.
Section 4.4          Status of the Buyer. The Buyer is an Accredited Investor (as defined in SEC rules), and the Buyer understand that the Shares will not have been registered and will constitute "restricted securities".
ARTICLE V

 COVENANTS
Section 5.1          Conduct of Business Pending Closing. The Buyer and the Company agree that between the date of the execution of this Agreement and the Closing, the Buyer and the Company shall (i) conduct the business and maintain and preserve their assets in the ordinary course of business (ii) not cause the distribution of any dividends, and (iii) use their reasonable efforts to cause all of the representations and warranties in Article III hereof to continue to be true and correct.
Section 5.2          Further Assurances. The Company shall execute, acknowledge and deliver or cause to be executed, acknowledged and delivered to the Buyer such assignments or other instruments of transfer, assignment and conveyance, in form and substance reasonably satisfactory to the Buyer, as shall be necessary to vest in the Buyer all of the right, title and interest in and to the Shares issued to the Buyer by the Company pursuant to this Agreement, free and clear of all Liens, and any other document reasonably requested by the Buyer in connection with this Agreement.
Section 5.3          Governmental Filings. As promptly as practicable after the execution of this Agreement, each party shall, in cooperation with the other, file any reports or notifications that may be required to be filed by it under applicable law, if any.

Section 5.4          Consents. After the Closing, the Company shall use its best efforts to obtain any consents or approvals or assist in any filings required in connection with the transactions contemplated hereby that are requested by the Buyer and that have not been previously obtained or made.
Section 5.5          Public Announcements. Neither party shall without the prior approval of the other party, issue or permit any of its partners, shareholders, directors, officers, managers, members, employees or agents to issue any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby, except as may be required by Law or the rules of the SEC or New York Stock Exchange.
Section 5.6          NYSE Listing.  The Company hereby agrees to use best efforts to maintain the listing of its common shares on the New York Stock Exchange, and concurrently with the Closing, the Company shall apply to list all of the Shares on the New York Stock Exchange.
Section 5.7          Registration Rights.  The Company hereby agrees that, within thirty (30) calendar days after the expiration of the Exclusivity Period, as such term is defined in the Exclusivity and Stand Still Agreement dated on or before the date hereto to which the Company and the Buyer are party, (the "Filing Deadline"), the Company will file with the SEC a registration statement registering the resale of all common shares of the Company owned by the Buyer as of such date (the "Registration Statement"), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof.
ARTICLE VI

 CONDITIONS TO CLOSING
Section 6.1          Conditions to Obligations of the Buyer. The obligations of the Buyer to consummate the transactions contemplated herein are subject, at the option of the Buyer, to satisfaction of the following conditions:
(a)          Compliance. The Company shall have complied with its covenants and agreements contained herein, and the representations and warranties contained in Article III hereof shall be true and correct in all material respects (except those representations and warranties qualified by materiality shall be true and correct in all respects) on the date hereof and as of the Closing Date.
(b)          Share Certificates. After the Buyer pays the Purchase Price in cash, check or by wire transfer to a bank account identified by the Company, the Company shall issue a share certificate or initiate book-entry issuance in the name of Buyer evidencing the Shares, which certificate shall contain such legends (or the equivalent if such shares are held in book entry form) as the Company deems necessary or advisable to carry out the provisions of this Agreement.
(c)          Orders, etc. No action, suit or proceeding shall have been commenced or shall be pending or threatened, and no statute, rule, regulation or order shall have been enacted, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement, by any Governmental Body or court that reasonably may be expected to prohibit consummation of the transactions contemplated by this Agreement.
(d)          Corporate Matters.  The Company shall (i) have received the resignation of Mr. Herbørn Hansson, effective as of not later than the Closing Date, from the position of Executive Chairman and director, and (ii)   have taken all appropriate steps in form and substance as are reasonably satisfactory to the Buyer to appoint to the Board of Directors Mr. Emanuele Lauro (as a Class A Director) and one other person to be named by the Buyer (as a Class C Director), and (iii) have named Mr. Emanuele Lauro as Executive Chairman.
(e)          Exclusivity and Standstill Agreement. The Company and certain shareholders of the Company shall have delivered the duly executed Exclusivity and Standstill Agreement dated on or before the date hereto to the Buyer.
(f)          Consents. All consents and approvals required to be obtained by the Company in connection with the execution, delivery and performance of this Agreement shall have been obtained.

(g)          Consents of the Lenders. The Lenders (as defined in the Facility Agreement) shall have consented to the revisions to or waiver of certain of the terms of the Facility Agreement as set forth in Appendix 1 hereto.
Section 6.2          Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated herein are subject, at the option of the Company, to satisfaction of the following conditions:
(a)          Compliance. The Buyer shall have complied with its covenants and agreements contained herein, including but not limited to the payment of the Purchase Price, and the representations and warranties contained in Article IV hereof shall be true and correct in all material respects (except those representations and warranties qualified by materiality shall be true and correct in all respects) on the date hereof and as of the Closing Date.
(b)          Orders, etc. No action, suit or proceeding shall have been commenced or shall be pending or threatened, and no statute, rule, regulation or order shall have been enacted, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement, by any Governmental Body or court that reasonably may be expected to prohibit consummation of the transactions contemplated by this Agreement.
(c)          Exclusivity and Standstill Agreement. The Buyer shall have delivered the duly executed Exclusivity and Standstill Agreement dated on or before the date hereto to the Company.
(d)          Consents. All consents and approvals required to be obtained by the Buyer in connection with the execution, delivery and performance of this Agreement shall have been obtained.
ARTICLE VII

 TERMINATION
Section 7.1          Grounds for Termination. This Agreement may be terminated at any time prior to the Closing Date:
(a)          by the mutual written agreement of the Buyer and the Company;
(b)          by the Buyer if any of the conditions set forth in Section 6.1 hereof shall have become incapable of fulfillment and shall not have been waived by the Buyer;
(c)          by the Company if any of the conditions set forth in Section 6.2 hereof shall have become incapable of fulfillment and shall not have been waived by the Company;
(d)          by either party by written notice thereof to the other, if the Closing contemplated hereby shall not have been consummated on or before December 12, 2018, or such other date, if any, as the Buyer and the Company shall agree upon in writing; or
(e)          by the Buyer or the Company if the consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any court or Governmental Body having competent jurisdiction enjoining, restraining or otherwise preventing, or awarding substantial damages in connection with, or imposing a material adverse condition upon, the consummation of this Agreement or the transactions contemplated hereby; provided, however, that a party shall not be allowed to exercise any right of termination pursuant to this Section 7.1 if the event giving rise to such termination right shall be due to the negligent or willful failure of the party seeking to terminate this Agreement to perform or observe in any material respect any of the covenants or agreements set forth herein to be performed or observed by such party.

ARTICLE VIII

 GENERAL PROVISIONS
Section 8.1          Effectiveness of Agreement. This Agreement shall become effective on the date first hereinabove written upon its execution by the respective authorized signatory of the Company and the Buyer.
Section 8.2          Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof. This Agreement may not be modified, amended or terminated except by a written instrument specifically referring to this Agreement and signed by all the parties hereto.
Section 8.3          Waivers and Consents. All waivers and consents given hereunder shall be in writing. No waiver by any party hereto of any breach or anticipated breach of any provision hereof by any other party shall be deemed a waiver of any other contemporaneous, preceding or succeeding breach or anticipated breach, whether or not similar. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement.
Section 8.4          Assignments, Successors and No Third-Party Rights. No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the parties.
Section 8.5          Choice of Law; Resolution of Disputes. This Agreement shall be governed by, and construed and enforced in accordance with, the substantive laws of the State of New York without regard to its principles of conflicts of laws. Any legal action or proceeding in connection with this Agreement or the performance hereof may be brought in the state and federal courts located in the Borough of Manhattan, City, County and State of New York, and the parties hereby irrevocably submit to the non-exclusive jurisdiction of such courts for the purpose of any such action or proceeding. The parties hereby irrevocably waive trial by jury in any action, proceeding or claim brought by any part hereto or beneficiary hereof on any matter whatsoever arising out of or in any way connected with this Agreement.
Section 8.6          Construction; Section Headings; Table of Contents. The language used in this Agreement shall be deemed to be the language the parties hereto have chosen to express their mutual intent, and no rule of strict construction will be applied against any party hereto. The section headings and any table of contents contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.
Section 8.7          Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only as broad as is enforceable.
Section 8.8          Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart shall be deemed to be an original instrument, and all such counterparts together shall be deemed to be one and the same instrument.
[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.
NORDIC AMERICAN OFFSHORE LTD.		SCORPIO OFFSHORE INVESTMENTS INC.

By:	/s/ Herbjørn Hansson	By:	/s/ Rosada Guglielmi
Name:	Herbjørn Hansson	Name:	Rosada Guglielmi
Title:	Executive Chairman	Title:	Director/Secretary

[Signature Page to Share Purchase Agreement]

Appendix 1

A waiver until February 6, 2019, of any breach of any financial covenant set out in Clause 23 and the Minimum Total Market Value Covenant set out in Clause 25.4 of the Facility Agreement, except in the case where the Company's liquidity falls below zero, in which case the Company shall procure that the Agent (as defined in the Facility Agreement), will give the investor shareholder five (5) Business Days' written notice with an opportunity to cure such breach before commencing any enforcement action.